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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                                Commission File Number 000-21745

                           NOTIFICATION OF LATE FILING

Form 10-QSB

         For Period Ended:    October 10, 1998
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Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the subject filing, identify
the item(s) to which the notification relates:    N/A
                                             -----------------------------------



                                     PART I
                             REGISTRANT INFORMATION

Full name of Registrant      CIAO CUCINA CORPORATION
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Former name if applicable
                               CIAO LIMITED, INC.
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Address of principal executive office (Street and number)
                                700 Walnut Street
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City, state and zip code       Cincinnati, Ohio 45202
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                                     PART II
                             RULE 12B-25 (B) AND (C)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[ ] (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


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                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     On May 21, 1998, the Registrant entered into a management agreement ("Management Agreement") with the Glazier Group, Inc. ("Glazier"), a company located in New York, whereby Glazier managed the Registrant's operations and assumed the responsibility for keeping the Registrant's books and records and preparing the Registrant's financial statements in return for a management fee. The Registrant entered into the Management Agreement in anticipation of a potential merger with Glazier and in an attempt to reduce overhead costs. The Registrant's relationships with most of Registrant's former management personnel were terminated.

     Merger negotiations between the Registrant and Glazier terminated and, on September 28, 1998, the Management Agreement was terminated. On October 30 , 1998, the Registrant retained Dean DiGiacinto to provide management services to the Registrant. On December 7, 1998, the Registrant's relationship with Mr. DiGiacinto was terminated.

     The Registrant's books and records have been returned to the Registrant's executive offices. However, the books and records are disorganized and may be incomplete.

     On November 3, 1998 the Registrant retained counsel in anticipation of the potential filing of a bankruptcy petition. On December 11, 1998, the Registrant filed a voluntary petition under Chapter 11 of the United States Bankruptcy Code as reported in the Registrant's Current Report on Form 8-K filed on December 16, 1998.

     On December 11, 1998, the Registrant retained counsel to advise the Registrant regarding security laws issues.

     The Registrant is in the process of hiring new management personnel. The Registrant hired Elliot H. Jablonsky on December 9, 1998 to be the Registrant's President. Mr. Jablonsky's initial duties include preparing the Registrant's filings with the Bankruptcy Court, organizing and updating the Registrant's books and records and preparing the Registrant's Quarterly Report on Form 10-QSB for the Registrant's quarterly period ended October 10, 1998 ("Third Quarter Form 10-QSB").

     Due to the current state of the Registrant's books and records, turnover at key managerial positions, managerial under staffing, and disruption in the provision of legal services to the Registrant prior to the Registrant's retaining of new securities counsel, it will be at least 3 to 6 weeks before the Registrant will be able to prepare the financial statements necessary for preparing the Third Quarter Form 10-QSB and fully and completely respond to the Items contained in Part II of the Third Quarter Form 10-QSB.

                                     PART IV
                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

         Robert S. Schwartz                  (614)               223-9304
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              (Name)                      (Area Code)       (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                         |X|   Yes     | | No


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     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                         |X|   Yes     | | No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                             CIAO CUCINA CORPORATION
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date   December 18, 1998                   By:  /s/ Elliot H. Jablonsky
       ----------------                    ----------------------------
                                           Elliot H. Jablonsky, President

                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).


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             ANTICIPATED SIGNIFICANT CHANGE IN RESULTS OF OPERATIONS

     The Registrant anticipates that the earnings statement to be included in the Third Quarter Form 10-QSB will reflect a significant change in the results of the Registrant's operations from the third quarter of 1997. The Registrant's financial condition has deteriorated to the point that the Registrant has filed a voluntary petition under Chapter 11 of the United States Bankruptcy Code. Certain restaurant locations owned by the Registrant as of the end of the third quarter of 1997 have subsequently been sold. A reasonable estimate of the change in the results of the Registrant's operations cannot be made at this time for the reasons stated under Part III of this Form 12b-25.